SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ICY SPLASH FOOD & BEVERAGE, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   451048 102
                                  (CUSP NUMBER)

                                  Joseph Aslan
                        Icy Splash Food & Beverage, Inc.
                               535 Wortman Avenue
                            Brooklyn, New York 11208
                                 (718) 272-2765
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), or 240.13d-1 (f), or 240.13s-1
(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

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CUSIP No.             451048 102                           Page 2 of 7 Pages
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*       The  remainder  of  this  cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.             451048 102                           Page 3 of 7 Pages
------------------------------------                      --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     Joseph Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                             5,340,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
REPORTING                                  0
PERSON            --------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                                   5,340,000
                  --------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                          0
                  --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                5,340,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                77.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, $0.001 par value (the "Common Stock"), of Icy Splash Food & Beverage, Inc. (the "Company"). The Company is a New York corporation with principal executive offices at 535 Wortman Avenue, Brooklyn, New York 11208.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Joseph Aslan (the "Reporting Person").

         (b) The business address of the Reporting Person is 535 Wortman Avenue, Brooklyn, New York 11208.

         (c) Joseph Aslan is, and has been, the Company's President and Director since the Company's inception in June 1996.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the transaction described in Item 4 (the answer to which is incorporated herein by reference), the Reporting Person received the shares of Common Stock for no consideration in exchange.

ITEM 4.    PURPOSE OF TRANSACTION

         On February 8, 2002, the Reporting Person received 2,370,000 Shares of Common Stock from Shlomo Aslan, his brother, for no consideration in connection with Shlomo's resignation from his position with the Company on Feburary 1, 2002, as a director, vice president and secretary.

         The Reporting Person, in his capacity as a holder of Shares of Common Stock, has no present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material


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

change in the Company's capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vi) any similar action. Based upon a review of various factors deemed relevant, the Reporting Person, as a holder of Shares of Common Stock and not in his capacity as an officer of the Company, may formulate plans or proposals relating to the foregoing matters in the future.


         The Reporting Person intends to vote his Common Stock, as a holder of such, as he deems appropriate from time to time. Although the Reporting Person has no contract or agreement to purchase or sell shares of Common Stock from or to any person, he may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as he shall determine. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. The Reporting Person intends to review continuously such factors with respect to his ownership of shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a)   Aggregate number of shares of Common Stock beneficially owned:
               5,340,000 Percentage: 77.8%
         (b)   1. Sole power to vote or to direct vote: 5,340,000
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition:
                    5,340,000
               4. Shared power to dispose or to direct the disposition:
                    -0-
         (c) Other than as reported in Item 3 through 4 above, there were no transactions by Joseph Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
         (e) Not applicable.


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


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described under Items 3, 4 and 5, to the best knowledge of the Reporting Person, there are not contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         None.



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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 19, 2005

                                                /s/ Joseph Aslan
                                         ------------------------------------
                                         Joseph Aslan




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